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White Elephant Brewing Co

Brewery

1950 W Rose Garden Ln Suite 130
Phoenix, AZ
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Closed. Open 3:00 PM
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Investment Opportunity
Data Room
Discussion
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THE PITCH
White Elephant Brewing Co is seeking investment to launch our brewery.
First LocationLease Secured
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $50,000 invested.
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THE TEAM
Joel Quisenberry
Brewmaster
Becca Quisenberry
Chief Operating Officer
Patty Quisenberry
Chief Executive Officer
Danielle Quisenberry
Chief Financial Officer
Samantha Quisenberry
Vice President of Operations
Mike Smith
Finance Manager
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OUR STORY

This journey all started 5 years ago when Joel was given a home brew kit as a gag gift. He started using the kit and instantly fell in love with the process and the science of brewing beer. He started doing research, bought different books on brewing, became a member of the American Home Brewer's Association and joined a local home brew club in Southern California. The backyard shed was soon turned into a "brew shed", hops were planted in the planter and a wide range of beers were produced. There were really good beers produced and some not so good, but, like with everything, practice makes perfect! And there was a lot of practice, with beers being brewed almost every 2 weeks or so. Fast forward to 2020. We are now all living in the great state of Arizona and due to Covid-19, we are given the gift of time to start working on the dream of opening a family brewery. We got together to discuss one of the most important things, the name!After discussing for a little bit, White Elephant Brewing Company was mentioned. With all our different personalities and what we bring to the business, it is something of a "White Elephant".

All of our family members finally living in Arizona to bring our dream alive!
Becca deciding to take the lead and really hit the ground running as she has always had the drive to be an entreprenuer

Our Story

It all started when Joel Quisenberry got a home brew kit for Christmas as a gag gift back in 2015. He started using the kit and instantly fell in love with the process and the science of brewing beer. He started doing research, bought different books on brewing, became a member of the American Home Brewer's Association and joined a local home brew club in Southern California. The backyard shed was soon turned into a "brew shed", hops were planted in the planter and a wide range of beers were produced. There were really good beers produced and some not so good, but, like with everything, practice makes perfect! And there was a lot of practice, with beers being brewed almost every 2 weeks or so.

The idea for a family brewery started to come about a few years after that home brew kit was gifted. At the time it was just an idea and was placed on the back burner due to different life events (having children, moving, graduating college, starting new careers). We all (Joel, Patty, Danielle, Samantha, Rebecca, and Mike) did not live in the same state (spread out between California, Arizona and Hawaii), so the timing was just not right to start a business.

Fast forward to 2020. We are now all living in the great state of Arizona and due to Covid-19, we are given the gift of time to start working on the dream of opening a family brewery. We got together to discuss one of the most important things, the name! After discussing for a little bit, White Elephant Brewing Company was mentioned. We all look around the table and instantly say "that name describes our family to a T". With all our different personalities and what we bring to the business, it is something of a "White Elephant". Grab a pint and become part of the White Elephant Brewing Company family!

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COMMUNICATE WITH THE CUSTOMER

White Elephant Brewing Company will communicate with its customers by:

Posting on social media accounts (Instagram, Facebook, etc) on our progress of building and brewing beer to start the hype of our grand opening.
Utilize a PR agent to contact news stations/magazines, etc for bits on the local news or websites.
Providing contact information on the company website along with a subscribe option to receive emails from us.
Be present at future beer festivals (given the state of the nation due to COVID-19) with our merchandise such as coasters and stickers along with business cards.
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FUTURE OF THE COMPANY

Although the microbrewery industry is fairly new to Arizona, there has been massive growth in new microbreweries opening up across the valley.

White Elephant Brewing Company plans to open our first location in Phoenix, AZ near Deer Valley Airport. A
As our sales in our taproom and cans grows, we plan to open additional taprooms in other parts of the valley to bring in new customers and serve a majority of the valley.
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CONCEPT

White Elephant Brewing Company proposes not to be just another brewery/taproom, but to be three related businesses:

A taproom serving top-quality ales and lagers, both of our own production and those available from other local breweries;
A 7 barrel brewery with a yearly capacity of 2500 barrels;
And a wholesale distributor which supplies the needs of selected local taverns in the local market.
The principle of the brewery/taproom is to make people aware of the brewing renaissance in this and other countries.
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Our Mission Statement

White Elephant Brewing Company's mission is to bring knowledge and excellent craft beer to the metro Phoenix area. We provide a vast range of taps to expand customers brew experience and family values by having all our family members working day-to-day.

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COMPANY ADVANTAGES

One thing that will define White Elephant Brewing Company operation is the plan to brew both European Style Lagers and Worldwide Style Ales, something to date that has not been consistently executed by local breweries of our size.

We plan to offer 1-2 lagers and 5-8 ales supplied by White Elephant Brewing, including seasonal beers such as Oktoberfest, Summer ales and lagers, and a Winter Ale.

The brewery hardware will be such that we will be able to produce top-quality examples of each of these beers, unlike the more simply conceived brewhouses of many competing breweries.

Moreover, the capacity of The White Elephant Brewing brewhouse and storage facilities will enable us to be responsive to the demands and quality expectations of the wholesale market.

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GROWTH STRATEGY

There are two facets to the marketing of the Brewery/Taproom having to do specifically with pub operations:

The Taproom will have a selection of 9-12 beers produced in-house, as well as 3-6 beers from other local breweries and some of the best craft beers from across the country. In this way we will appeal to both the casual beer drinker and encouraging sales of our beers without restricting our clientele.

Pending space and licensing constraints, we will offer limited live music on certain days.

Food options at White Elephant Brewing Company will consist of loose and pre-packaged snacks. Food trucks will be contacted and arranged to be at site as available. Outside food will be welcomed and relationships with local restaurants will be forged to allow for delivery of food.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Start-Up Capital $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,179,816 $1,321,394 $1,453,533 $1,555,280 $1,633,044

Cost of Goods Sold $166,455 $186,429 $205,071 $219,425 $230,396

Gross Profit $1,013,361 $1,134,965 $1,248,462 $1,335,855 $1,402,648

EXPENSES

Rent $83,376 $85,460 $87,596 $89,785 $92,029

Utilities $30,000 $30,750 $31,518 $32,305 $33,112

Insurance $48,000 $49,200 $50,430 $51,690 $52,982

Legal/Professional $900 $922 $945 $968 $992

Licenses/Permits/Admin $8,400 $8,610 $8,825 $9,045 $9,271

Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323

Payroll $67,680 $69,372 $71,106 $72,883 $74,705

Tax $10,800 $11,070 $11,346 $11,629 $11,919

Telecom $2,400 $2,460 $2,521 $2,584 $2,648

Janitorial/Linens $4,800 $4,920 $5,043 $5,169 $5,298

Misc/Supplies $17,400 $17,835 $18,280 $18,737 $19,205

Operating Profit $738,405 $853,136 $959,592 $1,039,769 $1,099,164

This information is provided by White Elephant Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

Business Plan.pdf

Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on March 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name WHITE ELEPHANT BREWING COMPANY LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the White Elephant Brewing Company, LLC's fundraising. However, White Elephant Brewing Company, LLC may require additional funds from alternate sources at a later date.

No operating history

White Elephant Brewing Company, LLC was established in December 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

White Elephant Brewing Company, LLC is a newly established entity and has no history for prospective investors to consider.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

White Elephant Brewing Company, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If White Elephant Brewing Company, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither White Elephant Brewing Company, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

White Elephant Brewing Company, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and White Elephant Brewing Company, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although White Elephant Brewing Company, LLC will carry some insurance, White Elephant Brewing Company, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, White Elephant Brewing Company, LLC could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If White Elephant Brewing Company, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with White Elephant Brewing Company, LLC or management), which is responsible for monitoring White Elephant Brewing Company, LLC's compliance with the law. White Elephant Brewing Company, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if White Elephant Brewing Company, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if White Elephant Brewing Company, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of White Elephant Brewing Company, LLC, and the revenue of White Elephant Brewing Company, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of White Elephant Brewing Company, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by White Elephant Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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